UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40086

ALPHATON CAPITAL CORP

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]                   Form 40-F [  ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) and Form F-3 (File No. 333-286961) of the company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ATM Agreement

On July 31, 2025, AlphaTON Capital Corp., (formerly known as Portage Biotech, Inc.) (the “Company”) entered into an At-The Market-Offering Agreement (the “ATM Agreement”), with Chardan Capital Markets, LLC (“Chardan”), which will serve as the sales agent (the “Agent”), pursuant to which and the ATM Prospectus (as defined below), the Company may offer and sell, from time to time through or to the Agent, as sales agent and/or principal, ordinary shares of the Company (the “Shares”), having an aggregate offering price of up to $2,841,450.

The offer and sale of the Shares, if any, will be made pursuant to a shelf registration statement on Form F-3 and the related base prospectus (File No. 333-286961) initially filed by the Company with the Securities and Exchange Commission (the “SEC”), on May 5, 2025, as amended on May 12, 2025, and declared effective by the SEC on May 14, 2025, and the related prospectus supplement filed by the Company with the SEC on September 3, 2025 (the “ATM Prospectus”).

The Shares may be offered and sold (A) in privately negotiated transactions with the Company's consent, (B) as block transactions; or (C) by any other method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the Nasdaq Capital Market, sales made into any other existing trading market in the United States for the Ordinary Shares, and sales made to or through a market maker other than on an exchange. The Agent is not required to sell any number or dollar amount of the Shares but will act as a sales agent and use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell on the Company's behalf all of the Shares requested to be sold by the Company. The offering of the Shares pursuant to the ATM Agreement and the ATM Prospectus will terminate upon the earlier of (a) the sale of the Shares pursuant to the ATM Prospectus having an aggregate sales price of $2,841,450, or (b) termination of the ATM Agreement as permitted therein.

The Company will pay to the Agent a fixed cash commission rate equal to 3.0% of the gross sales price of any Shares sold under the ATM Agreement and has agreed to provide the Agent with customary indemnification and contribution rights. The Company will also reimburse the Agent for certain specified expenses in connection with entering into the ATM Agreement.

The ATM Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as an Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Forbes Hare relating to the legality of the Shares is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibits

1.1 *	At The Market Offering Agreement, dated July 31, 2025, between Chardan Capital Markets, LLC and the Registrant.

5.1 *	Opinion of Forbes Hare, related to the prospectus supplement for the registration of up to $2,841,450 ordinary shares to be issued and sold under the At The Market Offering Agreement between Chardan Capital Markets, LLC and the Registrant (Registration Statement No. 333-286961)

23.1 *	Consent of Forbes Hare (included in Exhibit 5.1)

_______

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHATON CAPITAL CORP
(Registrant)

Date: September 4, 2025	/s/ Andrea Park
Andrea Park
Chief Financial Officer